Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 190-A-I dated May 25, 2010	Term Sheet to Product Supplement 190-A-I Registration Statement No. 333-155535 Dated May 25, 2010; Rule 433

Structured Investments	$ Bearish Principal Protected Notes Linked Inversely to the J.P. Morgan US Treasury Note Futures (G) Tracker due May 31, 2016

General

  The notes are designed for investors who seek inverse exposure to the J.P. Morgan US Treasury Note Futures (G) Tracker over the term of the notes. Investors should be willing to forgo interest payments while seeking full principal protection plus the Minimum Return at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 31, 2016*
  Cash payment at maturity of principal plus the Additional Amount, as described below
  Investing in the notes is not equivalent to investing in a conventional debt security or taking a short position in the J.P. Morgan US Treasury Notes Futures (G) Tracker or any of the 10-Year U.S. Treasury note futures contracts (the “10Y Treasury Futures Contracts”) underlying the J.P. Morgan US Treasury Note Futures (G) Tracker.
  Minimum denominations of $1,000 and integral multiples thereof
  The notes are expected to price on or about May 25, 2010 and are expected to settle on or about May 28, 2010.

Key Terms

Index:	The J.P. Morgan US Treasury Note Futures (G) Tracker (the “Index”)
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount which will not be less than the Minimum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Change x the Participation Rate; provided that the Additional Amount will not be less than the Minimum Return.

Minimum Return:	$100 per $1,000 principal amount note (or 10% x $1,000). Accordingly, your minimum payment at maturity will be equal to $1,100 per $1,000 principal amount note.
Participation Rate:	100%
Index Change:	Initial Index Level – Ending Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about May 25, 2010
Ending Index Level:	The Index closing level on the Observation Date
Observation Date:	May 25, 2016*
Maturity Date:	May 31, 2016*
CUSIP:	48124ASD0
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 190-A-I

Investing in the Bearish Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 190-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $41.25 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $16.25 per $1,000 principal amount note. The concessions of approximately $16.25 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $41.25 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions and other amounts to be allowed to other dealers, exceed $50.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-31 of the accompanying product supplement no. 190-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 25, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 190-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 190-A-I dated May 25, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 190-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 190-A-I dated May 25, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210002135/e38873_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

J.P. Morgan US Treasury Note Futures (G) Tracker

The J.P. Morgan US Treasury Note Futures (G) Tracker (the “Futures Tracker” or the “Index”) was developed and is maintained and calculated by J.P. Morgan Securities Ltd.

The Futures Tracker is a notional, dynamic strategy that aims to replicate the returns of maintaining a long position in 10-Year U.S. Treasury notes futures contracts (each, a “10Y Treasury Futures Contract” and collectively, “10Y Treasury Futures”). At any given time, the Futures Tracker is composed of a single 10Y Treasury Futures Contract that is either the contract closest to expiration (each, the “Near Futures Contract”) or the next 10Y Treasury Futures Contract scheduled to expire immediately following the Near Futures Contract (the “Far Futures Contract”).

The Futures Tracker is published by Bloomberg L.P. under the ticker symbol “RFJGUSBE.”

The Futures Tracker notionally invests in a Near Futures Contract initially and maintains this notional exposure to 10Y Treasury Futures by closing out its position in the expiring Near Futures Contract and establishing a new position in a Far Futures Contract in a process referred to as “rolling.” The rolling process occurs quarterly, generally on the second to last Tracker Business Day of the month before the current futures contract in which the Index is notionally invested expires. For more information, see “The J.P. Morgan US Treasury Note Futures (G) Tracker” in the accompanying disclosure statement dated February 1, 2010.

The Index is described as a “notional” or “synthetic” portfolio or strategy because its reported value does not represent the value of any actual assets held by any person and there is no actual portfolio of assets in which any person has any ownership interest.

JPMorgan Structured Investments — Bearish Principal Protected Notes Linked Inversely to the J.P. Morgan US Treasury Note Futures (G) Tracker	TS-1

Selected Purchase Considerations

  MINIMUM PAYMENT OF $1,100 PER $1,000 PRINCIPAL AMOUNT NOTE AT MATURITY — You will receive at least 110% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL IF THE ENDING INDEX LEVEL IS LESS THAN THE INITIAL INDEX LEVEL — At maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 × the Index Change × the Participation Rate if the Ending Index Level is less than the Initial Index Level, provided that this payment (the Additional Amount) will not be less than the Minimum Return of $100 per $1,000 principal amount note.
  INVERSE EXPOSURE TO THE J.P. MORGAN US TREASURY NOTE FUTURES (G) TRACKER — The return on the notes is linked inversely to the performance of the J.P. Morgan US Treasury Note Futures (G) Tracker, which is intended to replicate the returns of maintaining a long position in the relevant 10Y Treasury Futures. At any given time, the Index is composed of a single Near Futures Contract or the Far Futures Contract. The Index maintains its notional exposure to 10Y Treasury Futures Contracts by closing out its position in the expiring Near Futures Contract and establishing a new position in a Far Futures Contract quarterly in a process referred to as “rolling.” See “The J.P. Morgan US Treasury Note Futures (G) Tracker” in the accompanying product supplement no. 190-A-I.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 190-A-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You generally will be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Generally, any amount received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.
  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on May 25, 2010 and we had determined the comparable yield on that date, it would have been an annual rate of 3.92%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 3.92%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the 10Y Treasury Futures Contracts underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 190-A-I dated May 25, 2010.

  MARKET RISK — The return on the notes at maturity is linked inversely to the performance of the Index, and will depend on whether, and the extent to which, the Index Change is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES PLUS THE MINIMUM RETURN AT MATURITY IF THE INDEX CHANGE IS ZERO OR NEGATIVE.
  THE NOTES ARE BEARISH ON THE INDEX — Because the notes are inversely linked to the Index, the Index Change will be positive only if the Ending Index Level is less than the Initial Index Level. If the Ending Index Level is equal to or greater than the Initial Index Level, the Index Change, and therefore the payment at maturity, will be adversely affected.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

JPMorgan Structured Investments — Bearish Principal Protected Notes Linked Inversely to the J.P. Morgan US Treasury Note Futures (G) Tracker	TS-2

  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT PLUS THE MINIMUM RETURN AT MATURITY — You may receive a lower payment at maturity than you would have received if you had taken a short position in the Index, the 10Y Treasury Futures Contracts underlying the Index or the related Treasury securities. If the Ending Index Level is greater than or equal to the Initial Index Level, you will receive a payment at maturity of $1,100 per $1,000 principal amount note. This will be true even if the level of the Index was lower than the Initial Index Level by more than 10% at some time during the term of the notes but later rises above the Initial Index Level.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Note Calculation Agent — the entity that, among other things, determines your payment at maturity — and acting as sponsor and Index Calculation Agent of the Index and hedging our obligations under the notes. In performing these duties, the economic interests of the Note Calculation Agent, the sponsor of the Index and Index Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  OUR AFFILIATE, J.P. MORGAN SECURITIES LTD., OR JPMSL, IS THE INDEX CALCULATION AGENT AND MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL — JPMSL, one of our affiliates, acts as the Index Calculation Agent and sponsor of the Index and is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. The rules governing the Index may be amended at any time by JPMSL, in its sole discretion, and the rules also permit the use of discretion by JPMSL in specific instances, such as the right to substitute another futures contract. Unlike other indices, the maintenance of the Index is not governed by an independent committee. Although judgments, policies and determinations concerning the Index are made by JPMSL, JPMorgan Chase & Co., as the parent company of JPMSL, ultimately controls JPMSL.
  In addition, the policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. JPMSL is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of the 10Y Treasury Futures Contracts in the Index is not a recommendation by us or JPMSL to invest in such futures contracts.
  JPMSI AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS, OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES — JPMSI and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMSI and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMSI or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Index and the 10Y Treasury Futures Contracts underlying the Index to which the notes are linked.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE INDEX COMPRISES NOTIONAL ASSETS — The exposure to 10Y Treasury Futures provided by the Index is purely notional and will exist solely in the records maintained by or on behalf of the Index Calculation Agent for the Index. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the 10Y Treasury Futures underlying the Index or the related Treasury securities.
  INTEREST RATE RISK — Investing in the notes differs significantly from taking a short position in 10-Year US Treasury note futures contracts or the related Treasury notes to be held to expiration or maturity, as applicable, because the level of the Index changes, at times significantly, from day to day based upon the current market prices of the underlying 10Y Treasury Futures (and indirectly, the related Treasury notes). The market prices of these Treasury futures and notes are volatile and significantly influenced by a number of factors, particularly the yields on the Treasury futures/notes as compared to current market interest rates and the actual or perceived credit quality of U.S. government. As interest rates decline, the prices of fixed-income instruments, including the 10Y Treasury Futures underlying the Index (or the related Treasury notes), are likely to increase, which will have an adverse impact on your notes. Instruments with longer durations, such as the 10Y Treasury Futures (and the related Treasury notes) tend to be more sensitive to interest rate changes, usually making them more volatile than instruments with shorter durations. Interest rates are subject to volatility due to a variety of factors, including:
    sentiment regarding underlying strength in the U.S. economy and global economies;
    expectation regarding the level of price inflation;
    sentiment regarding credit quality in the U.S. and global credit markets;
    central bank policy regarding interest rates; and
    performance of capital markets.
  Fluctuations in interest rates could affect the value of 10Y Treasury Futures, the Index and the notes.

JPMorgan Structured Investments — Bearish Principal Protected Notes Linked Inversely to the J.P. Morgan US Treasury Note Futures (G) Tracker	TS-3

  THE NOTES MAY BE SUBJECT TO INCREASED VOLATILITY — The index is comprised of 10Y Treasury Futures, which are highly leveraged instruments. A futures contract on an underlying asset often displays considerably higher volatility than the underlying asset — in this case, the 10-Year U.S. Treasury notes. Futures contracts are often less liquid than their underlying asset. Accordingly, the use of these futures contracts as components of the Index may potentially result in higher volatility than in the absence of their usage.
  THE SETTLEMENT PRICES OF 10Y TREASURY FUTURES MAY NOT BE READILY AVAILABLE — The official settlement prices of the 10Y Treasury Futures Contracts are calculated and published by the Chicago Board of Trade (“CBOT”). The official settlement prices of the relevant 10Y Treasury Futures Contracts are used to calculate the level of the Index. Any disruption in CBOT trading of the relevant 10Y Treasury Futures Contracts could delay the release or availability of the official settlement price. This may delay or prevent the calculation of the Index.
  NO INTEREST PAYMENTS OR RIGHTS WITH RESPECT TO 10-YEAR TREASURY FUTURES — As a holder of the notes, you will not receive interest payments, and you will not have rights to receive distributions or other rights that holders of the 10-Year Treasury Futures composing the Index (or the related 10-Year Treasury notes) would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  THE INDEX HAS A LIMITED OPERATING HISTORY AND MAY PERFORM IN UNANTICIPATED WAYS — The Index was established on August 28, 2009 and therefore has a limited operating history. Any back-testing or similar analysis performed by any person in respect of the Index must be considered illustrative only and may be based on estimates or assumptions not used by the index calculation agent when determining the level of Index. Past performance should not be considered indicative of future performance.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index and in the prices of the 10Y Treasury Futures;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in the U.S. Treasuries market;
    a variety of economic, financial, political, regulatory and judicial events that affect interest rates, the market for 10-Year-U.S. Treasury Notes and 10Y Treasury Futures generally; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Bearish Principal Protected Notes Linked Inversely to the J.P. Morgan US Treasury Note Futures (G) Tracker	TS-4

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Index Change from -80% to +80%. The following table and examples assume an Initial Index Level of 190 and reflect the Participation Rate of 100% and the Minimum Return of $100 per $1,000 principal amount note (or 10.00% x $1,000). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Index Level	Index Change	Index Change x Participation Rate (100%)	Additional Amount†		Principal		Payment at Maturity

342.00	-80.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
323.00	-70.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
304.00	-60.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
285.00	-50.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
266.00	-40.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
247.00	-30.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
228.00	-20.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
209.00	-10.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
199.50	-5.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
190.00	0.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
171.00	10.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
152.00	20.00%	20.00%	$200.00	+	$1,000.00	=	$1,200.00
133.00	30.00%	30.00%	$300.00	+	$1,000.00	=	$1,300.00
114.00	40.00%	40.00%	$400.00	+	$1,000.00	=	$1,400.00
95.00	50.00%	50.00%	$500.00	+	$1,000.00	=	$1,500.00
76.00	60.00%	60.00%	$600.00	+	$1,000.00	=	$1,600.00
57.00	70.00%	70.00%	$700.00	+	$1,000.00	=	$1,700.00
38.00	80.00%	80.00%	$800.00	+	$1,000.00	=	$1,800.00

† May not be less than $100.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index declines from the Initial Index Level of 190.00 to an Ending Index Level of 152.00. Because the Ending Index Level of 152.00 is less than the Initial Index Level of 190.00, the Additional Amount is equal to $200.00 and the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(190.00-152.00)/190.00] x 100%) = $1,200

Example 2: The level of the Index increases from the Initial Index Level of 190.00 to an Ending Index Level of 228.00. Because the Ending Index Level of 228.00 is greater than the Initial Index Level of 190.00, the Additional Amount is equal to the Minimum Return of $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + $100 = $1,100

JPMorgan Structured Investments — Bearish Principal Protected Notes Linked Inversely to the J.P. Morgan US Treasury Note Futures (G) Tracker	TS-5

Historical Information

The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested weekly Index closing levels from January 7, 2005 through August 27, 2009, and the historical performance of the Index based on the weekly Index closing values from August 28, 2009 through May 21, 2010. The Index was established as of the close of business on August 28, 2009. The Index closing level on May 24, 2010 was 188.75. We obtained the hypothetical back-tested Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of your principal amount plus the Minimum Return. The data for the hypothetical back-tested performance of the Index set forth in the following graph was calculated on materially the same basis on which the performance of the Index is now calculated.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

JPMorgan Structured Investments — Bearish Principal Protected Notes Linked Inversely to the J.P. Morgan US Treasury Note Futures (G) Tracker	TS-6